SICHENZIA ROSS FRIEDMAN FERENCE LLP
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February 20, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jessica Kane, Esq.
Mail Stop 7010

Re:	Cavico Corp. (the “Company”)
Form 10
Filed October 23, 2007
File No. 000-52870

Dear Ms. Kane:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company’s registration statement on Form 10 (the “Registration Statement”) that was filed initially on October 23, 2007 as Form 10-SB. One of the copies has been marked to show changes from the Registration Statement.

By letter dated February 13, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on amendment No. 2 to the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. Please note that the use of Regulation S-B and all forms with an “SB” designation have been discontinued, effective February 4,2008. If you amend this filing, you must do so on a Form 10. See Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

The Company has taken note of the comment and has amended the filing on Form 10.

Results of Operations, page 19

2. Please amend your filing to discuss the contributing factors for the 17.88% decline in mining construction revenue and the 18.87% increase in civil construction revenue for the year ended December 31, 2006 as compared to the prior year. Furthermore, please revise your analysis for the nine months ended September 2007 compared to the same period ended September 30, 2006 to discuss the contributing factors for the 7.61% decline in mining projects revenue, 27.72% increase in civil construction, and 46.17% decline in revenue from other operations.

The Company has made revisions in accordance with the Staff’s comment. See pages 19 and 20 of the Registration Statement.

Liquidity and Capital Resources, page 22

3. You state that you spent $2.9 million for purchases of equipment and machinery and $1.8 million for vehicles for Cavico Energy for the nine months ended September 30, 2007. However, we note from your statement of cash flows you report cash expenditures of$12 million for purchases of property and equipment. Please revise your disclosure or amend your statement of cash flows.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

Description of Property. page 23

4. We note your revised disclosure in response to prior comment 5. Please disclose the duration of your land use rights for the 15,000 square feet of land in Hanoi.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

Note 2— Summary of Significant Accounting Policies, page F-9

Property and Equipment, page F-8

5. We note from your response to prior comment 11 and your revised disclosure for revenue recognition on page F-9 that you have revenues related to the rental of equipment. Please revise your property and equipment footnote to disclose the cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented and total contingent rentals included in income for each period for which an income statement is presented. Refer to paragraph 23 of SPAS 13 for guidance.

The Company has made revisions in accordance with the Staff’s comment. See page F-8 and F-25 of the Registration Statement.

Revenue Recognition, page F-9

6. Your revised disclosure provides several factors that must be met before you recognize revenue for the sale of finished goods. You state that revenue is recognized at the date of shipment to customers (which implies FOB shipping point) and the delivery is completed (which implies FOB destination). Given your current disclosure, it is unclear whether you recognize revenue FOB shipping point or destination. Please revise your filing to clarify.

The Company has revised the disclosure in the footnotes to the financial statements to reflect that sales revenues from finished goods are recognized at the date when goods are delivered and accepted by the buyer, i.e. all significant risks and rewards relating to the ownership of the goods have been passed to the buyer. See page F-9 of the Registration Statement.

Please contact the undersigned at 212-981-6766 if you require any additional information.

Very truly yours,

/s/ Louis A. Brilleman